Exhibit 99.1

Northgate Minerals Reports Second Quarter Results

Fosterville Achieves Record Quarterly Production

Notice: Conference Call and Webcast of Q2 Results Today at 10:00 am ET
Dial in: +647-427-7450 or 1-888-231-8191

VANCOUVER, Aug. 5, 2011 /CNW/ - (All figures based in accordance with International Financial Reporting Standards ("IFRS") and expressed in US dollars except where noted) - Northgate Minerals Corporation ("Northgate" or the "Corporation") (TSX: NGX; NYSE Amex: NXG) today announced its financial and operating results for the three and six months ended June 30, 2011.

Second Quarter Highlights

Operating and Financial

•	Gold production for the second quarter of 2011 totalled 43,798 ounces at an average net cash cost of $944 per ounce.
•	The Fosterville mine achieved a quarterly record of 29,181 ounces of gold at a net cash cost of $787 per ounce.
•	Gold sales were 44,372 ounces at a realized price of $1,502 per ounce.
•
Reported a net loss of $13.0 million or $0.04 per share. The adjusted net loss(1) for the second quarter of 2011 was $16.7 million or $0.05 per share.  The net loss and adjusted net loss figures include a $12.7 million expense resulting from revisions to the reclamation cost estimate at Kemess South.

•
Strong cash flow from operations in Australia of $23.1 million.  On a consolidated basis, Northgate reported cash flow from operations of ($3.7) million or ($0.01) per share, as a result of working capital changes and expenses associated with closing Kemess South and putting the facility on care and maintenance.

•	Northgate's cash balance at the end of the second quarter 2011 was $244.5 million.

Business Combination for Strong Value Creation

•
On July 13, 2011, Northgate announced a proposed business combination with Primero Mining Corp. (TSX:P) to create a leading mid-tier gold producer with significant value creation opportunities. The new company will benefit from a diversified production base, expansion potential from a portfolio of mines and projects and enhanced near-term cash flow.

Significant Development Opportunity

•
Northgate recently released positive results from a NI 43-101 Preliminary Assessment for the Kemess Underground Project.  The results outline the development of an underground block/panel cave operation. Average annual production is expected to be 95,000 ounces of gold and 41.4 million pounds of copper at a below-industry cash cost of $115 per ounce over a 12-year mine-life.

Building Young-Davidson

•	Construction activities at Young-Davidson remain on schedule and on budget. To date, Northgate has invested approximately $180 million towards the construction of the Young-Davidson mine.

Expanding YD West Zone

•	At Young-Davidson, hole YD11-234B intersected one of the best intervals ever drilled on the property of 4.31 grams per tonne ("g/t") gold over 79.6 metres ("m").

"Second quarter production was highlighted by an excellent performance at Fosterville, as the mine achieved record quarterly production of over 29,000 ounces of gold" commented Richard Hall, President and CEO. "Our mines in Australia are projected to ramp up production in the second half of the year and to generate strong cash flow from operations."

"As we look to the future of Northgate, we are excited about the value creation opportunity from the recently announced proposed business combination with Primero that we believe will create a stronger company going forward. Combined with the excellent progress being made at Young-Davidson and the positive results from the Kemess Underground Project, we have established a strong pipeline of operations and projects to deliver both near and long-term value for our shareholders."

Financial Performance

Northgate recorded consolidated revenue of $67.4 million in the second quarter of 2011. Record gold production from Fosterville and stronger gold prices drove revenue from Northgate's Australian mines higher during the second quarter compared to the first quarter of the year.

Northgate reported a net loss of $13.0 million or $0.04 per share during the second quarter of 2011. The adjusted net loss for the same period was $16.7 million or $0.05 per share. The net loss and adjusted net loss figures included a $12.7 million expense related to increases to reclamation cost estimates at Kemess South.  In future periods, Northgate believes that any additional increases to these cost estimates will not be material.

During the second quarter, the Fosterville and Stawell mines generated excellent cash flow from operations of $23.1 million, driven by record production at Fosterville. On a consolidated basis, Northgate reported cash flow from operations of ($3.7) million or ($0.01) per share in the second quarter of 2011, which was mainly attributable to the increased spending on decommissioning and site rehabilitation activities at Kemess South as previously mentioned. The Corporation continues to maintain a strong balance sheet, with cash and cash equivalents totalling $244.5 million as of June 30, 2011.

Corporate Development

Business Combination with Primero Mining Corp. for Strong Value Creation

Northgate has announced a proposed business combination with Primero to create a new, leading mid-tier gold producer with significant value creation opportunities. The combined company will benefit from a robust gold growth profile and strong cash flow from a portfolio of producing mines, supported by a robust resource base (see press release dated July 13, 2011). The new company will be led by Joe Conway, current President and CEO of Primero. Highlights of the transaction include:

•
Diversified production base:  Three producing gold mines with 320,000 gold equivalent ounces in 2011E increasing to 550,000 ounces in 2013E coming from the addition of Young-Davidson and expansion at San Dimas, plus exploration pipeline, all located in pro-mining jurisdictions.

•	Leading growth profile: Expected production growth of 72% from 2011E to 2013E and declining cash costs, which will place the combined company amongst the leaders of its expected peer group.
•	Strong, complementary management team: Combines a proven CEO with an experienced technical team.
•	Solid financial position and cash flow: Fully-funded development of Young-Davidson with expected sufficient cash flow to re-pay all corporate debt and pursue accretive opportunities.
•	Unique re-valuation opportunity: Currently trading below peer average net asset value and cash flow multiples.
•
Enhanced capital markets presence:  A market capitalization of over $1.4(2) billion is expected to appeal to a broader shareholder base, increase analytical following and improve share trading liquidity.

The proposed business combination will be effected by way of a Plan of Arrangement completed under the Business Corporations Act of British Columbia.

Under the terms of the Plan of Arrangement, each Primero shareholder will receive 1.50 common shares of Northgate for each Primero share held.  The transaction will be carried out by way of a court-approved Plan of Arrangement and will require approval of the shareholders of Primero at a special meeting of Primero shareholders.  The transaction is also subject to obtaining approval of the shareholders of Northgate at a special meeting of Northgate shareholders.  The respective shareholder meetings for Northgate and Primero are scheduled to take place on September 21, 2011.

Significant Development Opportunity at Kemess Underground

Northgate recently released positive results from a NI 43-101 Preliminary Assessment for the Kemess Underground Project.  The results outline the development of an underground operation that is well suited to block caving. Average annual production is expected to be 95,000 ounces of gold and 41.4 million pounds of copper at a below-industry cash cost of $115 per ounce over a 12-year mine-life. At $1,500 per ounce gold and $4.00 per pound copper, Kemess Underground is expected to generate pre-tax operating cash flow of $2.1 billion, pre-tax net present value ("NPV") at a 5% discount rate of $755 million and a pre-tax internal rate of return ("IRR") of 27% (see press release dated August 2, 2011).

The envisaged Kemess Underground block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine, including a permitted area for tailings storage within the Kemess South open pit.

Based on the results of the Preliminary Assessment, Northgate's Board of Directors has approved the commencement of a full Feasibility Study, which is expected to be completed over the next year.

Results from Operations

Fosterville Gold Mine

Fosterville capped off the quarter with a monthly record of 12,500 ounces in June and achieved gold production of 29,181 ounces for the second quarter, which was also a record for the mine. The excellent performance at Fosterville follows on a strong first quarter; year-to-date, the mine has produced 49,813 ounces of gold and continues to forecast annual production consistent with original guidance.

As a result of record gold production at the mine, Fosterville also generated record cash flow from operations of $21.3 million during the quarter. Cash flow from operations is expected to remain strong for the balance of the year.

During the quarter, approximately 200,000 tonnes of ore were mined and mine development advanced 2,190 m. Also during the quarter, a record 226,218 tonnes were milled at a higher than planned grade of 4.82 g/t, resulting in record gold production.

The average net cash cost of production for the second quarter of 2011 was $787 per ounce, which was lower than the original guidance provided, despite a 4% increase in the Australian dollar relative to the US dollar during the quarter.  Cash costs also declined from the $1,012 per ounce cash cost figure recorded in the first quarter of 2011. For the first half of the year, the average cash cost of production was $880 per ounce, which was lower than guidance. As the Australian dollar has continued to climb in 2011, Northgate has revised its exchange rate assumption to US$/A$1.08 for the second half of the year (from the original assumption of US$/A$1.00). As a result, the annual cash cost forecast at Fosterville has increased slightly to $910 - $950 per ounce.

Stawell Gold Mine

During the second quarter, the Stawell mine produced 15,354 ounces of gold. Production was impacted by lower head grades mined.  In the second half of 2011, production at Stawell is expected to rise as grades improve from the GG6 ore zone, which is expected to come into production in August. The annual forecast has been lowered to approximately 81,000 - 85,000 ounces of gold to reflect the lower production in the first half of the year.

During the quarter, approximately 193,000 tonnes of ore was mined and mine development advanced 1,768 m, which was in line with plan.  Also during the quarter, 204,000 tonnes of ore was milled at an average grade of 2.81 g/t. Although mill production was higher than plan, the processing of higher carbonaceous and low-grade ore resulted in lower head grades, which impacted production during the quarter. Recoveries improved to 83% in the second quarter, from 77% in the corresponding period last year.

Unit operating costs remained low during the second quarter at A$83 per tonne of ore milled (2010 - A$90). Mining costs were A$54 per tonne of ore mined (2010 - A$66).

During the second quarter of 2011, the average net cash cost of production was $1,173 per ounce, resulting from the 20% year-over-year increase in the Australian dollar relative to the US dollar and lower gold production during the quarter.  For the second half of 2011, cash costs are expected to decrease as gold production increases.  The annual production and cash cost forecast for Stawell has been revised slightly to reflect lower production in the first half of the year and the stronger Australian dollar.

Kemess South

During the second quarter of 2011, activities on site mainly focused on mine closure and rehabilitation and placing the Kemess mill on care and maintenance in anticipation of a production decision for the Kemess Underground Project.

Northgate's asset retirement obligation was increased by $12.7 million, all of which was expensed in the second quarter. Reclamation activities were negatively impacted by a wet spring and summer, which delayed progress and resulted in increased costs to retain staff and equipment. As detailed engineering and surveying were completed on the spillway construction at the tailings impoundment facility as well as other reclamation projects, the cost estimates also increased.

The balance of the 2011 reclamation work at Kemess is expected to be completed by the end of the third quarter. At that time, the reclamation obligation will be approximately equal to the amount of the reclamation bond posted with the Provincial government. Now that most of the 2011 reclamation work is complete and detailed costs estimates for future work have been reviewed by the Provincial government, we believe that any additional increases to rehabilitation activities will not be material.

2011 Production and Cash Cost Forecast

Production and cash cost forecast for the full year 2011 is outlined as follows:

	Total (ounces)	Forecast 2011 Cash Cost ($/oz) 1

Fosterville	97,000 - 102,000	$910 - $950
Stawell	81,000 - 85,000	$865 - $905
Kemess (Actual)	13,8352	($64)
	190,000 - 200,000	$825 - $860

1 Assuming exchange rates of US$/Cdn$1.00 and US$/A$1.06 for Q3 to Q4 2011.

2 Metal production data for the three months ended June 30, 2011 include the actual settlements for prior period sales at Kemess.

Building Young-Davidson

Northgate is extremely pleased with the ongoing construction activities at Young-Davidson. As of the end of the second quarter 2011, Northgate has invested approximately $180 million towards construction of the mine, which remains on schedule and on budget. All major construction contracts have been awarded or are imminent (worth approximately $250 million) and approximately 85% of the engineering has been completed. In addition, almost all of equipment purchase orders have been placed and much of the equipment has already been delivered to site.  We expect the balance of equipment will be delivered in the fall.

The mill building was enclosed by early July and the installation of process equipment has begun. After completing an intensive optimization study in June, the Board of Directors approved a mid-shaft loading facility, which is a modification to the original mine design that will allow for early underground ore production to supplement open pit production in the initial years of the mine-life. The facility is scheduled to be operational by the first quarter of 2013, one year ahead of the feasibility schedule for underground ore production.

Underground Ramp and Shaft

Activities underground continue to make excellent progress. For the second quarter of 2011, the development rate averaged over 14 m per day. The ramp was extended an additional 315 m to an approximate length of 4,450 m and has passed a vertical depth of over 700 m (eventual depth of 1,500 m).

In July, the first leg (446 m) of the new Northgate production shaft was completed. The second leg (to a depth of 700 m) is expected to commence early next year.

Young-Davidson is scheduled to commence commissioning activities in the fourth quarter of 2011 and is targeting start-up of production in late Q1 2012.  Initial production will come from an open pit scheduled to produce approximately 85,000 ounces in 2012 and 135,000 ounces in 2013. Over a 15-year mine-life, the mine is expected to generate average annual production of 180,000 ounces of gold.

Expanding YD West Zone

Drilling on the newly discovered YD West zone, just west of the currently known reserves at Young-Davidson, continues to achieve excellent results. Hole YD11-234B, which was reported in June, returned 4.31 g/t gold over 79.6 m.  This intersection is located approximately 130 m above and 55 m east of Discovery Hole YD10-198, which returned 3.46 g/t over 79.5 m.  Together, these holes are amongst the highest grade-thickness intervals intersected to date on the property.  By the end of the second quarter, a total of seven holes have intersected the YD West zone and all but one has returned ore-grade intersections (see press release dated June 7, 2011). These have been significant intersections as they demonstrate the continuity of the YD West Zone, which remains open up and down dip and to the west.

Two diamond drills will continue to explore the YD West zone until a sufficient number of intercepts have been obtained to estimate an initial resource. The YD West zone appears to have excellent potential to add significant gold resources to the project.

Summarized Consolidated Results

(Thousands of US dollars, except where noted)	Q2 2011	Q2 2010	YTD 2011	YTD 2010
Financial Data
Revenue	$ 67,416	$ 122,737	$ 190,443	$ 248,015
Adjusted net loss 1	(16,670)	(11,719)	(8,219)	(5,423)
Per share 2	(0.05)	(0.04)	(0.02)	(0.02)
Net profit (loss)	(13,014)	(333)	6,741	3,554
Per share - basic	(0.04)	0.00	0.02	0.01
Cash flow from (used in) operations	(3,695)	15,236	36,414	27,288
Cash and cash equivalents	244,469	204,173	244,469	204,173
Total assets	$ 806,893	$ 676,433	$ 806,893	$ 676,433
Operating Data
Gold production (ounces)
Fosterville	29,181	28,476	49,813	54,897
Stawell	15,354	14,832	31,360	37,070
Kemess 5	(737)	24,967	13,835	49,670
Total gold production	43,798	68,275	95,008	141,637
Gold sales (ounces)
Fosterville	28,900	29,152	48,037	55,096
Stawell	14,841	15,944	31,311	37,355
Kemess	631	20,847	21,961	48,620
Total gold sales	44,372	65,943	101,309	141,071
Realized gold price ($/ounce) 3,5	1,502	1,274	1,437	1,196
Net cash cost ($/ounce) 4
Fosterville	787	669	880	674
Stawell	1,173	1,069	1,090	904
Kemess	(470)	497	(64)	499
Average net cash cost ($/ounce)	944	693	812	673
Copper production (thousands pounds) 5	(48)	9,643	6,449	19,172
Copper sales (thousands pounds)	218	7,997	9,216	19,142
Realized copper price ($/pound) 3, 5	(5.33)	2.42	2.58	3.04

1	Adjusted net profit (loss) is a non-IFRS measure. See section entitled "Non-IFRS Measures" in the Corporation's interim MD&A Report.
2	Adjusted net profit (loss) per share is based on diluted number of shares outstanding.
3
The metal pricing quotational period is three months after the month of ship loading for copper and one month after the month of ship loading for gold produced at Kemess South. Realized prices reported will differ from the average quarterly reference prices, as realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.

4	Net cash cost per ounce of production is a non-IFRS measure. See section entitled "Non-IFRS Measures" in the Corporation's interim MD&A Report.
5
Metal production data include the final settlement adjustments for prior period sales. Realized metal prices in the current quarter were impacted by negative smelter adjustments at Kemess South during a quarter that had no production.

Interim Condensed Consolidated Statements of Financial Position (Previously referred to as the Consolidated Balance Sheets)
	June 30	December 31
Thousands of US dollars, unaudited	2011	2010

Assets
Current Assets
Cash and cash equivalents	$ 244,469	$ 334,840
Trade and other receivables, including derivatives	27,923	62,051
Income taxes receivable	9,536	2,236
Inventories (note 4)	26,973	46,268
Prepaid expenses	3,190	2,367
Assets held for sale (note 5)	739	—
Total Current Assets	312,830	447,762
Non-current Assets
Other assets (note 6)	49,942	40,819
Deferred tax assets	10,476	13,014
Mineral property, plant and equipment	431,722	323,903
Investments (note 7)	1,923	36,519
Total Non-current Assets	494,063	414,255
Total Assets	$ 806,893	$ 862,017
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities, including derivatives	$ 64,856	$ 93,534
Short-term loan (note 8)	—	40,161
Equipment financing obligations	8,519	7,945
Provisions (note 9)	26,081	38,359
Total Current Liabilities	99,456	179,999
Non-current Liabilities
Equipment financing obligations	14,746	10,763
Convertible senior notes	133,950	131,235
Option component of convertible senior notes	33,409	47,414
Other long-term liabilities	388	379
Provisions (note 9)	35,976	30,459
Deferred tax liabilities	4,728	—
Total Non-current Liabilities	223,197	220,250
Total Liabilities	322,653	400,249
Shareholders' Equity
Common shares	407,352	407,029
Contributed surplus	10,719	8,915
Accumulated other comprehensive income	36,618	23,014
Retained earnings	29,551	22,810
Total Shareholders' Equity	484,240	461,768
Total Liabilities and Shareholders' Equity	$ 806,893	$ 862,017
Subsequent event (note 17)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Condensed Consolidated Statements of Comprehensive Income

Thousands of US dollars,	Three Months Ended June 30		Six Months Ended June 30
except share and per share amounts, unaudited	2011	2010	2011	2010
Revenue	$ 67,416	$ 122,737	$ 190,443	$ 248,015
Operating expenses
Cost of sales (note 4)	64,189	104,638	174,262	220,686
Administrative and general	5,424	2,809	9,231	6,649
Exploration	5,687	6,519	10,588	10,646
Decommissioning and site rehabilitation (note 9)	12,652	—	12,652	—
Other expenses (income) (note 13)	3,382	(1,570)	4,234	(1,321)
	91,334	112,396	210,967	236,660
Profit (loss) from operating activities	(23,918)	10,341	(20,524)	11,355
Financing income (expenses)
Interest income	799	888	2,458	1,820
Finance costs (note 12)	(723)	(691)	(1,476)	(1,435)
Currency translation gain (loss)	1,074	(7,599)	6,258	(3,306)
Fair value adjustment on option component of convertible notes	3,378	—	14,005	—
Write-down of investments	—	(29)	—	(369)
	4,528	(7,431)	21,245	(3,290)
Profit (loss) before income taxes	(19,390)	2,910	721	8,065
Income tax recovery (expense)	6,376	(3,243)	6,020	(4,511)
Net profit (loss) for the period	(13,014)	(333)	6,741	3,554
Other comprehensive income (loss)
Unrealized gain (loss) on available for sale investments	401	(70)	287	(936)
Unrealized gain (loss) on translation of foreign operations	6,596	(19,158)	8,383	(14,193)
Reclassification of impairment on available for sale investments to profit or loss	—	29	—	369
Reclassification of realized loss on available for sale investments to profit or loss	—	258	4,934	258
	6,997	(18,941)	13,604	(14,502)
Comprehensive income (loss)	$ (6,017)	$ (19,274)	$ 20,345	$ (10,948)
Earnings (loss) per share (note 14)
Basic	$ (0.04)	$ 0.00	$ 0.02	$ 0.01
Diluted	$ (0.05)	$ 0.00	$ (0.02)	$ 0.01
Weighted average shares outstanding (note 14)
Basic	291,937,341	290,859,592	291,907,785	290,789,562
Diluted	333,583,601	290,859,592	333,554,045	292,096,622

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Condensed Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
Thousands of US dollars, unaudited	2011	2010	2011	2010

Operating Activities
Net profit (loss) for the period	$ (13,014)	$ (333)	$ 6,741	$ 3,554
Adjustments for:
Depreciation and depletion	21,079	27,914	52,671	59,472
Unrealized currency translation losses (gains)	(380)	1,214	(732)	890
Gain on disposal of assets	(1,401)	(1,638)	(1,795)	(1,305)
Stock-based compensation	687	601	1,912	1,987
Accrual of employee severance costs	258	435	1,253	873
Interest income	(799)	(888)	(2,458)	(1,820)
Finance costs	723	691	1,476	1,435
Income tax expense (recovery)	(6,376)	3,243	(6,020)	4,511
Income tax credited to operating expenses	(1,091)	-	(1,188)	—
Change in fair value of forward contracts	(397)	(15,965)	(1,364)	(13,071)
Fair value adjustment on option component of convertible notes	(3,378)	—	(14,005)	—
Decommissioning and site rehabilitation expense	12,652	—	12,652	—
Write-down of investments	—	29	—	369
Loss (gain) on sale of investments	—	258	(17)	258
Changes in operating working capital and other (note 16)	(12,740)	(197)	(11,074)	(2,277)
Interest received	1,011	888	2,479	1,820
Interest paid	(529)	(489)	(3,990)	(1,053)
Income taxes paid	—	(527)	(127)	(28,355)
	(3,695)	15,236	36,414	27,288
Investing Activities
Decrease (increase) in restricted cash	49	—	49	(9,879)
Purchase of plant and equipment	(2,124)	(11,940)	(7,099)	(20,708)
Mineral property development	(17,557)	(14,029)	(32,237)	(26,570)
Assets under construction	(50,626)	(13,872)	(96,564)	(16,720)
Proceeds from sale of equipment	15,933	262	15,982	513
Proceeds from insurable asset disposition	—	1,619	—	1,619
Proceeds from sale of investments	—	82	40,954	82
Purchase of investments	—	—	(201)	—
Deferred transaction costs paid	(1,071)	(160)	(1,194)	(160)
	(55,396)	(38,038)	(80,310)	(71,823)
Financing Activities
Repayment of equipment financing obligations	(4,337)	(1,852)	(7,085)	(3,366)
Cash from equipment financing	—	—	1,275	—
Repayment of short-term loan	—	(350)	(40,161)	(728)
Repayment of other long-term liabilities	(548)	(212)	(1,001)	(429)
Issuance of common shares	104	186	215	409
	(4,781)	(2,228)	(46,757)	(4,114)
Effect of exchange rate changes on cash and cash equivalents	253	(1,103)	282	(722)
Decrease in cash and cash equivalents	(63,619)	(26,133)	(90,371)	(49,371)
Cash and cash equivalents, beginning of period	308,088	230,306	334,840	253,544
Cash and cash equivalents, end of period	$ 244,469	$ 204,173	$ 244,469	$ 204,173

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

This press release for the second quarter ended June 30, 2011 should be read in conjunction with Northgate's second quarter MD&A, which is available on our website at www.northgateminerals.com.

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Q2 2011 Second Quarter Results Conference Call and Webcast

You may participate in our conference call today at 10:00 am ET by calling 647-427-7450 or toll free in North America at 1-888-231-8191. To ensure your participation, please call five minutes prior to the scheduled start of the call.

A live audio webcast and presentation package will be available on Northgate's homepage at www.northgateminerals.com. Information pertaining to the conference replay, available from August 5 - 19, 2011, can also be found on our website.

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Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia.  Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

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Qualified Person

The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of Northgate's geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Carl Edmunds, PGeo, Northgate's Exploration Manager, has reviewed the geologic content of this release.

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2010 or under the heading "Risks and Uncertainties" in Northgate's 2010 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Corporation prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Corporation uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the Corporation's public filings which have been filed with securities commissions or similar authorities in Canada).

Notes to Press Release:
(1)  Adjusted net profit/loss is a non-IFRS measure.  See section entitled "Non-IFRS Measures" in the Corporation's second quarter MD&A Report.
(2)  Based on August  2, 2011 closing prices on TSX, on a fully diluted in-the-money basis.  Share capital as at March 31, 2011 adjusted for subsequent events.

%CIK: 0000072931

For further information:

Ms. Keren R. Yun, Director, Investor Relations  Tel: 416-216-2781   Email: ngx@northgateminerals.com

CO: Northgate Minerals Corporation

CNW 07:35e 05-AUG-11